Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated February 2, 2015 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

up to 15,604,288 Outstanding Shares of Common Stock of

Foundation Medicine, Inc.

at

$50.00 Net per Share

Pursuant to the Offer to Purchase Dated February 2, 2015

by

Roche Holdings, Inc.

Roche Holdings, Inc. (“Purchaser”), a Delaware corporation, is offering to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation (“FMI”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Transaction Agreement, dated as of January 11, 2015 (the “Transaction Agreement”), between Purchaser and FMI. Following the consummation of the Offer, and under the terms of the Transaction Agreement as described in the Offer to Purchase, Purchaser intends to effect the Issuance (defined below) as described below. The purpose of the Offer and Issuance is for Purchaser to acquire a majority equity interest in FMI.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME,

AT THE END OF THE DAY ON MONDAY, MARCH 2, 2015, UNLESS THE OFFER IS

EXTENDED OR EARLIER TERMINATED.

The Transaction Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Transaction Agreement, Purchaser will make a primary investment in FMI of $250 million in cash in exchange for 5,000,000 newly issued Shares (the “Issuance Shares”), at a price of $50.00 per share (the “Issuance” and together with the Offer, the “Investment”), so that, when combined with the Shares acquired pursuant to the Offer and the Shares already owned by Roche Holding Ltd, a Swiss joint-stock corporation, and its subsidiaries (including Purchaser), Purchaser will own at least 52.4%, and up to approximately 56.3%, of the outstanding Shares on a fully diluted basis. The Issuance is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase. The Transaction Agreement is more fully described in Section 13 of the Offer to Purchase.

The FMI board of directors (the “FMI Board”) has duly and unanimously (i) approved the Transaction Agreement and declared the Transaction Agreement, the Offer, the Issuance and the

other transactions contemplated by the Transaction Agreement to be advisable and in the best interests of FMI’s stockholders; and (ii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

On the date of the Offer to Purchase, FMI will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”), and disseminate the Schedule 14D-9 to FMI stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the FMI Board’s reasons for authorizing and approving the Transaction Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, when added to the Issuance Shares and the Shares already owned by Roche Holding Ltd, a Swiss joint-stock corporation, and its subsidiaries (including Purchaser), represents at least 52.4% of the outstanding Shares on a fully diluted basis (the “Minimum Condition”); (ii) the expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or any other applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through acquisition or agreement, and in each case, any such waiting period shall not have terminated or expired, or any such notice or approval shall not have been obtained, subject to or condition upon (1) any limitation on the ability of Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares to be acquired by Purchaser in the Offer or the Issuance, including the right to vote any such Shares on all matters properly presented to FMI’s stockholders or exercise any of its rights under the Investor Rights Agreement, dated as of January 11, 2015 by and among FMI, Purchaser and the other stockholders named as a party thereto (the “Investor Rights Agreement”) or (2) the requirement that Purchaser, FMI or any of their respective affiliates to take any action not required to be taken under the Transaction Agreement; (iii) the receipt of the approval of FMI’s stockholders of (a) the Transaction Agreement and the transactions contemplated thereby (including the Issuance), (b) amendments to FMI’s certificate of incorporation to provide for (A) the declassification of the FMI Board, (B) the waiver of the corporate opportunities doctrine with respect to Purchaser and its affiliates, and (C) permitting directors to be removed, with or without cause, by the affirmative vote of the holders of 75% or more of the voting power of the outstanding Shares and (c) Purchaser’s anti-dilution protection rights under the Investor Rights Agreement; (iv) each of the Investor Rights Agreement and the related collaboration agreements between FMI and affiliates of Purchaser entered into in connection with the Transaction Agreement continue in full force and effect; and (v) the approval of the Issuance Shares for listing on the NASDAQ Global Select Market (“NASDAQ”). The Offer is not conditioned upon Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for up to 15,604,288 Shares that are validly tendered and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015 (or, in the event the Offer is extended, the latest time and date at which the Offer, as so extended, will expire) (the “Expiration Time”). In the event of an over-subscription by stockholders in the Offer, the number of Shares validly tendered and not validly withdrawn prior to the Expiration Time will be subject to proration as described in “The Offer—Section 1—Terms of the Offer”, so that the aggregate number of Shares accepted for payment by Purchaser will be 15,604,288 (with fractional Shares rounded to the nearest whole Share). Purchaser will determine if such proration is necessary and announce the final results of the proration promptly (and in any event within three business days) after the expiration of the period during which stockholders may satisfy Shares tendered into the Offer pursuant to notices of guaranteed delivery.

Pursuant to the terms of the Transaction Agreement, if at the scheduled expiration time of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed by FMI until such time as such conditions shall have been satisfied or waived (unless the Minimum Condition is the only condition to the Offer that has not been satisfied or waived, in which case Purchaser is only required to extend the Offer for a period of ten days thereafter), provided that Purchaser is not obligated to extend the Offer beyond October 11, 2015. In addition, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of NASDAQ or applicable law. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time. There will be no subsequent offering period (as defined in Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Citibank, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, subject to the satisfaction and waiver of the conditions to the Offer, Purchaser will accept for payment, subject to proration, up to 15,604,288 Shares that are validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time. Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after April 3, 2015, which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn

Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The sale of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. For a more detailed description of certain U.S. federal income tax consequences of the Offer, consult Section 5 of the Offer to Purchase. All stockholders should consult with their own tax advisors as to the particular tax consequences of tendering their Shares pursuant to the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

FMI has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on FMI’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

If you are located outside the U.S. or Canada, you can call collect:

(212) 929-5500

or

If you are located in the U.S. or Canada, you can call toll-free:

(800) 322-2885

Email: tenderoffer@mackenziepartners.com

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